Exhibit 99.1

Borr Drilling Limited – Appointment of Directors to the Board

Borr Drilling Limited (the “Company”) (OSE and NYSE: “BORR”) today announced that Mr. Jeffery Currie and Mr. Patrick Schorn have been appointed as Directors of the Company by the Board with effect from 16 October 2023.

Jeffrey Currie recently retired from Goldman Sachs after a decorated 27-year career. For the last 15 years, he was a Partner and the Global Head of Commodities Research where he was responsible for conducting research on commodity market dynamics in the context of corporate risk management programs, short and long-term commodity investment strategies, and asset allocation. He also held roles as the European Co-Head of Economics, Commodities and Strategy Research between 2010 and 2012. Since his retirement, Jeff has joined the board of Abaxx Technologies and The University of Chicago’s Energy Policy Institute where he serves as the Chairman of the Advisory Board.

Prior to joining Goldman Sachs, Mr. Currie taught undergraduate and graduate level courses in microeconomics and econometrics at The University of Chicago and served as the associate editor of Resource and Energy Economics. Jeff also worked as a consulting economist, specializing in energy and other microeconomic issues, and has advised many government agencies. Jeff earned a PhD in Economics from The University of Chicago in 1996.

In relation to his appointment, Mr. Currie commented: "After decades of analysing the trends that shape global commodity markets, I am now focused on the themes that are key to energy transition. One such theme is developing clean fast cycle production in the Middle East.  Borr Drilling, a company I have known for years, can do this at scale with low costs. It owns the most modern fleet in the industry and focuses on quick payback and efficient shallow water wells in the world’s most prolific reservoirs in an environmentally responsible manner.”

In addition, the Board has appointed the Company’s CEO Mr. Patrick Schorn as a new Director. Mr. Schorn became CEO of Borr Drilling in September 2020, after serving as a Director of the Board since January 2018.

Following these appointments, the Board of Directors consists of seven members.

17 October 2023
Hamilton, Bermuda